STRATEGIC CAPITAL RESOURCES, INC. GOING PRIVATE TRANSACTION IS EFFECTED


         Boca Raton, Florida - February 4, 2004 - Strategic Capital Resources, Inc. ("Company" or "Strategic") (OTC: SCPI) announced today that the going-private transaction merger became effective pursuant to the Articles of Merger and Agreement and Plan of Merger filed with the Florida Secretary of State.

         All shares of the Company's common stock not owned by the Company's principal, majority shareholders and certain members of management and related persons and entities which comprised the buyer group, will be exchanged for $25.00 cash for each share of common stock. The aggregate value of this transaction is approximately $609,650.

         Following the effectiveness of the merger, Strategic filed today a certificate and notice of termination of registration of its common stock under the Securities Exchange Act of 1934.